SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Corporate Taxpayers Register] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Call Notice

The shareholders of Ambev S.A. (“Company”) are invited to attend the Ordinary and Extraordinary General Meetings (“AGOE” or “Shareholders’ Meetings”) to be held, cumulatively, on April 30, 2024, at 2:00 p.m., in an exclusively digital form through Ten Meetings digital platform (“Digital Platform”), to be considered held, for the purposes of article 5, § 2, item I, § 3, and article 28, §§ 2 and 3, of Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81/22”), at its headquarters, to resolve on the following agenda:

(a)	Ordinary General Meeting:

(i)	analyze and approve the management accounts, with examination, discussion and voting on the Company’s financial statements related to the fiscal year ended December 31, 2023;

(ii)	discuss the allocation of the net profits for the fiscal year ended December 31, 2023;

(iii)	elect the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Ordinary General Meeting to be held in 2025;

(iv)	establish the overall management compensation for the fiscal year of 2024; and

(v)	establish the compensation of the members of the Fiscal Council for the fiscal year of 2024.

(b)	Extraordinary General Meeting:

(vi)	amend the Company's Bylaws to:

(a)	amend the heading of article 5, in order to reflect the capital increases approved by the Board of Directors up to the date of the AGOE, within the authorized capital limit;

(b)	rectify article 15, §5º, item “h”, to include the word “no”, expressly stating that for the purposes of characterizing the independency of the members of the Board of Directors of the Company, he/she must not have founded the Company nor has significant influence over it;

(c)	amend articles 22, 32 and 33, and exclude article 34, to reformulate the composition of the Board of Officers of the Company, renaming and redistributing the attributions of certain positions;

(d)	renumber the current articles 34 to 46; and

(vii)	consolidate the Company’s Bylaws.

General Information:

1.	On February 29, 2024, the following documents were published on the newspaper “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2023; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

2.	The documents and information referred to above and those listed in CVM Resolution 81/22 were presented to the CVM by means of its information system Empresas.Net, in accordance with Article 7 of such rule, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 S.A. – Brasil, Bolsa Balcão (“B3”) (www.b3.com.br) and CVM (https://www.gov.br/cvm).

3.	The AGOE shall be held in an exclusively digital form, through the Digital Platform, under the terms of CVM Resolution 81/22 and in accordance with the instructions detailed in this Call Notice (“Notice”) and in the Manual for the Shareholders’ Meetings (“Manual”) disclosed by the Company.

4.	Subject to the procedures described in this Notice and in the Manual, shareholders who decide to participate in the AGOE shall, by April 28, 2024, at 2:00 p.m., Brasília time (according to the term provided for in article 6, § 3, of CVM Resolution 81/22), access the electronic address https://assembleia.ten.com.br/139020370, complete their registration and attach the documents listed below, proving their capacity as shareholder or shareholder representative, as applicable, necessary for the purposes of qualifying them to participate in the AGOE (“Registration”): (i) a statement attesting their respective stock ownership, issued by the custodian institution, for shareholders participants in the Registered Stocks Fungible Custody of B3; and (ii) scanned copies of the following documents:

• Individuals: identity document with photo of the shareholder;

• Legal Entities: (a) last consolidated bylaws or articles of association, as the case may be; (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its bylaws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney, etc.; and (c) identity document with photo of the legal representative(s);

• Investment Funds: (a) last consolidated regulations of the fund; (b) bylaws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund; (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be; and (d) identity document with photo of the legal representative(s).

5.	The Digital Platform will allow shareholders registered within the aforementioned period to participate, express themselves and vote at the AGOEs, under the terms established by CVM Resolution 81/22. Detailed rules and guidelines, as well as the procedures and additional information for shareholder's participation in the Shareholder's Meetings through the Digital Platform are included in the Manual.

After receiving the documents through the Digital Platform and confirming their validity and completeness of the Registration, the Company will accredit the shareholder (or their representatives, as the case may be) to participate in the AGOE via Digital Platform. Only duly accredited shareholders may participate in the AGOE, in accordance with the term and procedures indicated above.

6.	Shareholders may exercise their voting rights through: (i) distance voting instrument, sending voting instructions prior to the AGOE; or (ii) participation via Digital Platform at the time of the Shareholder's Meetings.

Shareholders who choose to vote by means of a distance voting instrument, shall send it, under the terms of CVM Resolution 81/22: 1) to the bookkeeper of the shares issued by the Company; 2) to their custody agents who provide this service, in the case of shareholders holding shares deposited in a central depository; or 3) directly to the Company. For additional information, the shareholder shall observe the rules set forth in article 27 of CVM Resolution 81/22 and the procedures described in the Manual. Participation at the AGOE will be restricted to the shareholders, their representatives or attorneys-in-fact, as the case may be, who are accredited under the terms described in item 4 of this Notice and according to the instructions contained in the Manual, and who join the Shareholders’ Meetings, through the Digital Platform, until 1:59 p.m. on April 30, 2024.

São Paulo, March 28, 2024.

Michel Dimitrios Doukeris

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer